

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via E-mail</u>
Larry C. Barenbaum
President and Chief Executive Officer
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

      Re: Christopher & Banks Corporation
           Form 10-K for Fiscal Year Ended February 27, 2010
           Filed May 13, 2010
           File No. 001-31390

Dear Mr. Barenbaum:

      We have completed our review of your filing and do not have any further comments at this time.

                              Sincerely,

                              /s/Tia Jenkins

                              Tia Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel and
                              Health Care Services